UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for December, 2019
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | SASOL’S LAKE CHARLES CHEMICALS PROJECT
(LCCP) ETHANE CRACKER SUCCESSFULLY REPLACES ACETYLENE
CATALYST AND INCREASES ETHYLENE PRODUCTION RATES

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “Company”)
SASOL’S LAKE CHARLES CHEMICALS PROJECT (LCCP) ETHANE CRACKER
SUCCESSFULLY REPLACES ACETYLENE CATALYST AND INCREASES
ETHYLENE PRODUCTION RATES
Sasol is pleased to announce that the LCCP Ethane Cracker is increasing production rates following the successful replacement of the acetylene reactor catalyst. The
Ethane Cracker achieved beneficial operation in August 2019 but has run approximately
50 - 60% of nameplate capacity due to underperformance of the plant’s acetylene removal system. This issue has now been resolved.
The outage to replace the catalyst was successfully completed on schedule and within budget. Following the outage, the unit was started up smoothly and ethylene production rates are approximately 85 - 90% of nameplate capacity and are increasing. Ethylene quality meets US Gulf Coast ethylene pipeline specifications.
Sasol also looks forward to the completion of the LCCP Low Density Polyethylene
(LDPE) Unit which is being commissioned with
beneficial operation expected
later in
December 2019. The remaining three downstream units under construction to complete the integrated LCCP site, Ziegler Alcohols and Alumina, Alcohol Ethoxylates, and
Guerbet Alcohols, remain on cost and schedule as per our previous guidance.

17 December 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 December 2019
By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Company Secretary